Ende

                                                                 CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459
                             ----------------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 17, 2002
                                -----------------

                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                         Form 20-F  X         Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                         Yes                  No  X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A




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   ENDESA Sells Its Portfolio of Twelve Real Estate Assets in Spain
       to Vallehermoso's Subsidiary Testa for Euro 385 Million


    NEW YORK--(BUSINESS WIRE)--Dec. 17, 2002--ENDESA (NYSE:ELE) has sold to Vallehermoso's subsidiary Testa Inmuebles en Renta, S.A., the portfolio of twelve real estate assets that it put up for sale in Spain.
    This decision from the Board culminates a two-phase sale process carried out in three months, in which a large number of both domestic and foreign real estate companies have taken part.
    Vallehermoso's bid of Euro 385 million has been selected among a group of four final bids, giving a gross capital gain of around Euro 150 million. The transaction will be completed before 15th February 2003, and will have accounting effects in the first quarter of the year.
    The portfolio of assets sold, which includes the new headquarters, comprises a total surface of 165,000 sqm. - of which 125,000 sqm. correspond to office space - in ten of Spain's major cities.
    ENDESA will sign leasehold contracts of between 5 and 10 years for nine of the office buildings and for longer periods for three buildings located next to distribution facilities.
    This sale of real estate assets, which will be followed by the sale of other buildings in Spain and Latin America, contributes to the rationalisation of operating space in accordance with the company's cost reduction plan. This transaction is one more step in the asset disposal programme for Euro 6 to 7 billion that is part of its Strategic Plan for 2002-2006, of which Euro 3.4 billion have already been committed in the last twelve months. This figure includes the generation and distribution assets integrated in Viesgo, the sale of the transmission grid to Red Electrica de Espana and the sale of stakes in Arch Coal and water companies.


    CONTACT: ENDESA, New York
             Jacinto Pariente, 212/750-7200
             North America Investor Relations Office
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: December 17, 2002                    By:
                                               -------------------------
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations



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